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                             May 19, 2020

       Yuan Xu, Ph.D.
       Chief Executive Officer
       Legend Biotech Corporation
       2101 Cottontail Lane
       Somerset, NJ 08873

                                                        Re: Legend Biotech
Corporation
                                                            Registration
Statement on Form F-1
                                                            Filed May 8, 2020
                                                            File No. 333-238232

       Dear Dr. Xu:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed May 13, 2020

       Prospectus Summary, page 1

   1. We note your response to prior comment 1 and that you do not intend to use the data from
                                                        LEGEND-2 as direct
evidence of efficacy or safety in potential future regulatory approval submissions. Please
tell us why you do not intend to use the data from LEGEND-2 as direct evidence of
efficacy or safety and revise the registration statement, including the summary, accordingly.
       Collaborative Research and License Agreement with Noile-Immune Biotech Inc. , page 137

   2. We note your disclosure that the royalties are payable, on a product by product and country by country
basis, until the latest to occur of the expiration of the last to expire valid claim covering
such product in such country, the expiration of regulatory exclusivity
 Yuan Xu, Ph.D.
FirstName LastNameYuan Xu, Ph.D.
Legend Biotech Corporation
Comapany NameLegend Biotech Corporation
May 19, 2020
May 19, 2020 Page 2
Page 2
FirstName LastName
         for such product in such country, or a specified number of years after the first commercial sale of such product in such country. Please revise your description of this agreement to clarify when the royalty term ends.
Competition, page 142

3. We note your response to prior comment 4. To the extent that you are aware of certain patents owned or controlled by potential competitors with claims that could be construed to cover certain of your product candidates, please tell us why the identification of the specific patents and patent applications as well as their holders/applicants would not be material to an investment decision.
5. Revenue, Other Income and Gains, page F-29

4. With regard to your response to comment 6, please revise the disclosure as necessary to more clearly explain that there were two payments and:
           clarify that the U.S. right-to-use license amount of $22.2 million was recognized in
             2017 by Legend USA and the non-U.S. territories license amount of $7.6 million was recognized in 2018 by Legend Ireland; and clarify that development services are included within the obligation that is currently
             labeled "joint steering committee" as you state in your response "it was determined that the largest portion of transaction price should be allocated to the JSC services as the Company is responsible for a significant portion of the development work prior to commercialization". Labelling the obligation as "joint steering committee" appears to be too narrow.
20. Contract Liabilities, page F-42

5. In order to avoid confusion, please include your response to comment 7 in the disclosure to clarify that:
           the $204.4 million balance of contract liabilities at January 1, 2018 represented the amount of $227.5 million to be paid by Janssen to Legend USA less the license revenue and JSC service revenue of $23.1 million recognized in 2017;
           the $227.5 million was received in January 2018;
           the remaining $122.5 million of the $350 million upfront payment became due in
              2018 when Legend Ireland, owner of the non-U.S. license, began its collaboration with Janssen in 2018; and
           the $122.5 million was received in March 2018.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Yuan Xu, Ph.D.
Legend Biotech Corporation
May 19, 2020
Page 3

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Jenn Do at 202-551-3743 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact
Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257 with any other questions.



                                                           Sincerely,
FirstName LastNameYuan Xu, Ph.D.
                                                           Division of
Corporation Finance
Comapany NameLegend Biotech Corporation
                                                           Office of Life
Sciences
May 19, 2020 Page 3
cc:       Mark Ballantyne, Esq.
FirstName LastName